UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11 - K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)  Annual Report  Pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

                   For the fiscal year ended December 31, 2004

                                       Or

( ) Transition  Report  Pursuant to Section 15(d) of the Securities  Exchange
     Act of 1934

For the transition period from ________________ to

Commission file number:  0-21318

     A. Full title of the plan and the address of the plan, if different from that of the Issuer named below.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        O'Reilly Automotive, Inc.
                        233 South Patterson
                        Springfield, Missouri 65802

                              REQUIRED INFORMATION

     The following audited financial statements are being furnished for the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the "Plan"):

     1. Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003.

     2. Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004.


                                    EXHIBITS

Exhibit No.   Description
-----------   ------------------------------------------------------------------
23.1          Consent of Independent Registered Public Accounting Firm

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           O'REILLY AUTOMOTIVE, INC.
                                           PROFIT SHARING AND SAVINGS PLAN


                                           By:/s/ James R. Batten
                                           -------------------------------------
                                           Executive Vice President and CFO
                                           O'Reilly Automotive, Inc.

                        Financial Statements and Schedule

                              (Modified Cash Basis)

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                 December 31, 2004 and 2003, and the year ended
                                December 31, 2004
          with Report of Independent Registered Public Accounting Firm

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                              Financial Statements
                                  and Schedule

                 December 31, 2004 and 2003, and the year ended
                                December 31, 2004




                                    Contents

Report of Independent Registered Public Accounting Firm........................1

Audited Financial Statements (Modified Cash Basis)

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................10

             Report of Independent Registered Public Accounting Firm

The Plan Administrators and Participants
O'Reilly Automotive, Inc.
Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) as of December 31, 2004 and 2003, and changes therein (modified cash basis) for the year ended December 31, 2004, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP
Kansas City, Missouri
May 6, 2005

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)

                                                              December 31,
                                                      2004               2003
                                                   -----------------------------
 Assets:
 Investments, at fair value (Note 3)               $97,451,057       $81,848,066
                                                   -----------------------------
 Net assets available for benefits                 $97,451,057       $81,848,066
                                                   =============================

 See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

            Statement of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)

                          Year ended December 31, 2004


Additions:
Dividend and interest income                       $     984,020
Contributions:
  Rollovers from other plans                             540,855
  Employer                                             4,287,523
  Employee                                             5,873,009
                                                   -------------
                                                      10,701,387
                                                   -------------
Net realized and unrealized appreciation
   in fair value of investments (Note 3)              10,354,533
                                                   -------------
                                                      22,039,940
Total additions


Deductions:

Distributions to participants                         (6,436,949)
                                                   -------------
Net increase                                          15,602,991
Net assets available for benefits,
  at beginning of year                                81,848,066
                                                   -------------
Net assets available for benefits,
  at end of year                                   $  97,451,057
                                                   =============

See accompanying notes.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                          Notes to Financial Statements

                                December 31, 2004


1.   Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies of the O'Reilly Automotive, Inc. (the "Company") Profit Sharing and Savings Plan (the "Plan"):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Under this basis, contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.

Valuation of Investments

The value of investments in common and collective trusts, registered investment company funds and O'Reilly Automotive, Inc. common stock is based on quoted market values received from SunTrust Bank, Central Florida, N.A. (SunTrust) on the last business day of the plan year. Participant loans are valued at their outstanding balances, which approximates fair value.

Administrative Expenses

The Plan pays all administrative expenses.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

2.   Description of the Plan

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all employees of the Company who have attained age 21 and completed six months of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan allows participants to contribute up to 100% of their annual compensation to the Plan up to $13,000 ($12,000 for 2003). The Company has elected to contribute 50% of each employee's voluntary contribution up to 2% of the employee's compensation and 25% of the next 4% of each employee's voluntary contribution. Additionally, the Company may make voluntary contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 15% of participants' annual compensation. Participants are eligible for these voluntary contributions after at least 1,000 hours of service in a 12 consecutive month period of employment. All employer contributions are initially invested in the O'Reilly Automotive, Inc. Stock Fund. Participants may reallocate the employer contribution after the initial investment. Participants may elect to allocate their contributions to their account balances in various equity, bond or fixed income funds or the O'Reilly Automotive, Inc. Stock Fund, or a combination thereof. During the year ended December 31, 2004, the Plan received discretionary contributions from the
Company amounting to approximately $3,000,000, not including matching contributions.

Participants are immediately vested with respect to their voluntary contributions. With respect to employer contributions, participants become 20% vested after two years of service with the Company. Vesting increases in 20% increments annually to 100% after six years of consecutive service.

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations of Company contributions are based on participant contributions and compensation. Allocations of Plan earnings are based on participants' account balances. The non-vested portions of terminated participants' account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions. At December 31, 2004 and 2003, the Plan retained $606,369 and $487,908 in forfeitures.

Participating employees are entitled to borrow from the Plan the lesser of $50,000 or 50% of the employee's vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in the The Wall Street Journal, on the last business day of the

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

2.  Description of the Plan (continued)

month prior to the date the loan is made. Loans are repaid by payroll deductions over a period no longer than five years.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Benefit distributions are payable in monthly payments to the beneficiary or in a lump sum, as elected by the participant. At December 31, 2004, and 2003, terminated employees had approximately $84,258 and $39,645, respectively, included in net assets available for benefits, which were to be paid in 2005 and 2004, respectively. The Plan pays all administrative expenses. During 2004, administrative expenses totaled $570,221 and are included in the net realized/unrealized appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits.

3.   Investments

At December 31, 2004 and 2003, the Plan's investments are held by SunTrust, in a bank-administered trust fund. SunTrust has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and in ERISA.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                          December 31,
                                                     2004             2003
                                                 -------------   -------------
SunTrust common collective trusts:
  Classic Life Vision-Moderate Growth            $   5,664,086  *$   3,976,163
  Stable Asset Fund                                 10,512,080       9,814,175
  Classic 500 Index Fund                             6,714,302       5,945,203
Registered investment company fund:
  O'Reilly Automotive, Inc. common stock:
  Participant Directed                              53,102,539      45,201,043

* Below 5% threshold

                                       6

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)

3.   Investments (Continued)

During 2004, the Plan's investments (including investments purchased, sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

                                                       Net Realized And
                                                          Unrealized
                                                        Appreciation
                                                  (Depreciation) in Fair
                                                    Value of Investments
Year ended December 31, 2004
  Stable Asset Fund                                    $    370,605
  Classic 500 Index Fund                                    576,426
  Classic Investment Grade Bond Fund                          7,377
  Classic Balanced Fund                                     120,901
  Classic Capital Appreciation Fund                         105,901
  Classic Life Vision-Moderate Growth                        80,034
  Classic Life Vision-Growth & Income                        17,538
  Classic Life Vision-Aggressive Growth                      46,038
  Franklin Small Cap Growth Fund                             93,121
  Fidelity Advisor Equity Income Fund                       132,300
  Templeton Growth Fund                                     228,064
  Fidelity Advisor Equity Growth Fund                         7,405
  MFS Research Bond Fund                                     (6,056)
  Classic Life Vision-Conservative                            2,039
  Classic Small Cap Fund                                    162,472
  Classic Small Cap Growth Stock Fund                        22,842
  Classic Mid-cap Equity                                    122,506
  Classic Value Income Stock Fund                           164,784
  American Century Value Advisor Fund                       (12,346)
  O'Reilly Automotive, Inc. common stock                  8,112,582
                                                       ------------
                                                       $ 10,354,533
                                                       ============


                                       7

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan
                              (Modified Cash Basis)

                    Notes to Financial Statements (Continued)


4.   Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated September 9, 2003 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt

5.   Related Party Transactions

Certain Plan investments are shares in registered investment companies managed by SunTrust. SunTrust is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.


6.   Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                              Supplemental Schedule
                              (Modified Cash Basis)

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                               Schedule H, Line 4i
                    Schedule of Assets (Held at End of Year)
                              (Modified Cash Basis)

                                December 31, 2004

       Identity of Issue, Borrower,              Number of                      Current
        Lessor, or Similar Party                  Shares         Cost            Value
---------------------------------------         -----------    -----------    -----------
SunTrust common and collective trusts*:
  Stable Asset Fund                                            $ 7,395,446    $10,512,080

  Classic Capital Appreciation Fund                              2,368,987      2,351,703
  Classic Small Cap Fund                                         1,161,096      1,491,084
  Classic 500 Index Fund                                         5,771,419      6,714,302
  Classic Mid-Cap Equity                                           754,183        913,943
  Classic Small Cap Growth Stock Fund                              730,895        795,269
  Classic Value Income Stock Fund                                1,222,116      1,414,444
  Classic Life Vision-Moderate Growth                            5,568,404      5,664,086
  Classic Life Vision-Conservative                                   6,565          6,684
  Classic Life Vision-Aggressive Growth                            471,186        528,394
Registered investment company funds:
  Fidelity Advisor Equity Income Fund                            1,431,926      1,653,736
  Fidelity Advisor Equity Growth Fund                              265,138        292,159
  Franklin Small Cap Growth Fund                                   737,324        842,523
  Templeton Growth Fund                                          2,281,066      2,585,847
  American Century Value Advisor Fund                              839,950        898,537
  MFS Research Bond Fund                                         3,344,125      3,340,323
O'Reilly Automotive, Inc. common stock*           1,178,747     25,404,345     53,102,539
Participant loans (interest rates
  ranging from 5.00% to 10.5%)                                          --      4,343,404
                                                -----------    -----------    -----------
                                                               $59,754,171    $97,451,057
                                                               ===========    ===========

* Party-in-interest to the Plan

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                                  EXHIBIT INDEX

Exhibit No.     Description
-----------     ----------------------------------------------------------------
23.1            Consent of Ernst & Young LLP

                            O'Reilly Automotive, Inc.
                         Profit Sharing and Savings Plan

                                  Exhibit 23.1

            Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-73892 and No. 333-59568) pertaining to the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan of our report dated May 6, 2005, with respect to the financial statements and schedule of the O'Reilly Automotive, Inc. Profit Sharing and Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.




                                                           /s/ Ernst & Young LLP

Kansas City, Missouri
June 21, 2005